UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: September 6, 2006

Commission File Number: 333-110071

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.

4/F, East 3/B, Saige Science & Technology Park Huaqiang, Shenzhen, China 518028
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Yes           No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes           No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes           No X

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

Regulation FD Disclosure.

On September 6, 2006, China Security & Surveillance Technology, Inc. (the “Company”) made a slide presentation at a Roth Capital investor meeting in New York, New York, a copy of which presentation is furnished herewith as Exhibit 99.1.

The information contained in this Current Report on Form 6-K and the exhibits attached hereto shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information or such exhibits be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing. The information set forth in or exhibits to this Form 6-K shall not be deemed an admission as to the materiality of any information in this report on Form 6-K that is required to be disclosed solely to satisfy the requirements of Regulation FD.

Press Release

On September 6, 2006, the Company issued a press release announcing that (1) the Company hosted a press conference in Beijing where the Company announced the acquisition of Shanghai Cheng Feng Digital Technology Co. Ltd. and (2) the Company was selected as a preferred equipment supplier for the “3111” National Safe City construction projects by the Ministry of Public Security in China.  The full text of the press release is filed as Exhibit 99.2 to this Current Report on Form 6-K and is incorporated by reference.

On the same day, the Company also issued a press release on its second quarter financial results. The full text of the press release is filed as Exhibit 99.3 to this Current Report on Form 6-K and is incorporated by reference.

Exhibits

Exhibit 99.1 Slide Presentation of China Security & Surveillance Technology, Inc., dated September 6, 2006

Exhibit 99.2 Press Release, dated September 6, 2006

Exhibit 99.3 Press Release, dated September 6, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA SECURITY & SURVEILLANCE TECHNOLOGY, INC.

Date: September 6, 2006

By: /s/ TerenceYap
Vice Chairman of the board